NEWS RELEASE

New York - AG	February 4, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Reports Exploration Success for Navidad at Santa Elena

New drilling significantly expands the high-grade gold and silver mineralization of the Navidad discovery.

Metallurgical testing demonstrates excellent gold and silver recoveries for Navidad mineralization

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to provide new results for the Navidad discovery at its Santa Elena Silver/Gold Mine in Sonora, Mexico that was first announced on July 30, 2024. The drilling completed during the second half of 2024 ("H2") significantly expanded the gold and silver mineralization discovered at the Navidad Target ("Navidad"), and metallurgical testing of the mineralization revealed that gold and silver metal recoveries are excellent.

"The success at Santa Elena continues," stated Keith Neumeyer, President & CEO of First Majestic. "The exploration program at Navidad during H2 successfully expanded the high-grade gold and silver mineralization of the Navidad discovery, extending mineralization closer to the Ermitaño mine infrastructure. We anticipate continued success at Santa Elena during 2025 as we work to grow and define the mineral deposit at Navidad. We are very excited by the potential of this new discovery, which we believe represents a high-quality opportunity to grow the Mineral Resource and Mineral Reserve base both for the Santa Elena operation and for the Company as a whole."

H2 2024 NAVIDAD EXPLORATION HIGHLIGHTS

Drilling of Navidad since the discovery announcement in July 2024, has substantially expanded the footprint of gold ("Au") and silver ("Ag") mineralization. A total of 20,809 metres ("m") of new drilling was completed with 17-holes that have defined extensive mineralization consisting of two epithermal quartz veins with high-grade gold and silver mineralization: the Navidad and Winter veins. The gold and silver mineralization identified to date extends greater than 1,000m by 300m in strike and dip with the true thickness of mineralization averaging between 2.8m and 4.4m. A maiden Inferred Mineral Resource estimate is anticipated to be released in late March.

During 2025, additional drilling from surface is planned to continue testing the potential expansion of Navidad, which remains open in multiple directions. Expansionary and infill resource definition drilling will also take place from multiple new underground drilling stations constructed from the Ermitaño mine. Five drill rigs are currently active at Navidad.

Independent third-party metallurgical testing of Navidad and Winter mineralization under current mineral processing parameters for the Santa Elena processing plant was completed during the fall of 2024. The testing revealed exceptional gold and silver recovery rates with gold recoveries consistently exceeding 90% and silver recoveries exceeding 85%. The results firmly establish that Navidad's mineralization is compatible with the existing processing infrastructure at the Santa Elena operation.

KEY DRILLING HIGHLIGHTS

A summary of high-grade assay results from exploration drilling completed at Navidad during the second half of 2024 is provided in Table 1 and includes the highlighted true-width intervals that follow:

Navidad Mineral Project

Winter Vein Highlights

  Hole EW-24-371:  4.30 m at 5.12 g/t Au & 43 g/t Ag
    And:  1.22 m at 9.72 g/t Au & 76 g/t Ag
  Hole EW-24-372-A:  4.83 m at 8.60 g/t Au & 77 g/t Ag
  Hole EW-24-373:  6.06 m at 5.64 g/t Au & 104 g/t Ag
  Hole EW-24-377:  3.30 m at 7.09 g/t Au & 1,253 g/t Ag
  Hole EW-24-379:  1.72 m at 1.57 g/t Au & 119 g/t Ag
  Hole EW-24-380:  3.07 m at 4.27 g/t Au & 57 g/t Ag
  Hole EW-24-382:  2.66 m at 13.93 g/t Au & 99 g/t Ag
  Hole EW-24-383:  1.38 m at 0.42 g/t Au & 1,064 g/t Ag
    And:  1.26 m at 0.32 g/t Au & 461 g/t Ag
  Hole EW-24-384:  1.59 m at 6.40 g/t Au & 110 g/t Ag
    And:  1.04 m at 5.62 g/t Au & 46 g/t Ag
  Hole EWUG-24-035: 5.62 m at 2.89 g/t Au & 50 g/t Ag

Navidad Vein Highlights

  Hole EW-24-372-A:  3.24 m at 13.06 g/t Au & 205 g/t Ag
  Hole EW-24-374:  2.63 m at 0.54 g/t Au & 221 g/t Ag
  Hole EW-24-377:  1.59 m at 1.60 g/t Au & 135 g/t Ag
  Hole EW-24-379:  2.32 m at 7.09 g/t Au & 38 g/t Ag
  Hole EW-24-380:  1.27 m at 2.08 g/t Au & 120 g/t Ag
  Hole EW-24-381:  1.69 m at 0.92 g/t Au & 128 g/t Ag
    And:  1.03 m at 1.19 g/t Au & 144 g/t Ag
  Hole EW-24-384:  2.58 m at 1.44 g/t Au & 139 g/t Ag
    And:  1.35 m at 2.90 g/t Au & 354 g/t Ag
  Hole EW-24-386:  1.18 m at 2.82 g/t Au & 118 g/t Ag
  Hole EWUG-24-035:  4.78 m at 1.36 g/t Au & 115 g/t Ag

DISTRICT EXPLORATION APPROACH

Exploration for gold and silver mineral deposits at Santa Elena is guided by a newly developed understanding of the rocks most likely to host mineralized veins within the volcanic stratigraphy as well as by the timing of mineralizing events in the district. Detailed mapping, geologic interpretation and geochronological studies have led the exploration team to recognize that Santa Elena and Ermitaño-style mineral deposits formed in favorable host-rocks that are concealed beneath extensive regions of overlying volcanic rocks. Drilling beneath the overlying volcanic rocks and other post-mineral volcanic rocks in 2024 has confirmed the favorable host-rock concept and led to the discovery of the Navidad Target (Figure 1). For 2024, a total of 58,311m of exploration drilling was completed on the Santa Elena property, a 21% increase compared to 2023.

Figure 1: Santa Elena Property 2024 Schematic Map of the Navidad Target Area. Plan View.

Navidad Target

As a result of H2 drilling, the Navidad discovery location has been confirmed to occur approximately 100m southwest and 350m below the Ermitaño underground mine levels, significantly closer than what the Company had previously stated, which was 500m southwest and 750m below the mine levels. Drilling is ongoing with 20,809m completed in 17 drill holes during the second half of 2024 for a total of 31,500m in this target area during 2024. The drilling significantly expanded the known mineralization and delineated two quartz veins that possess high-grade gold and silver mineralization: the Navidad and Winter veins. The epithermal vein deposits consist of grey to pink, banded quartz and quartz vein stockwork that contain visible silver sulphides and locally visible native gold grains, both detectable by handheld X-Ray Florescence Analyzer (Figure 2 and Figure 3).

The Winter vein occurs approximately 180m structurally above and sub-parallel to the underlying Navidad vein; both veins are surrounded by quartz stockwork (Figure 4). Significant gold and silver mineralization intersected within the Winter vein currently extends 600m by 350m along strike and dip and the mineralization ranges from 0.65m to 6.6m in thickness (Figure 5). Mineralization intersected to date within the Navidad vein extends 1,000m by 300m along strike and dip and the mineralization ranges from 0.5m to 5.0m in thickness (Figure 6).

Independent third-party metallurgical tests demonstrate robust gold and silver recovery rates for the Navidad and Winter mineralization, exceeding 90% and 85%, respectively. These results confirm each vein's compatibility with Santa Elena's existing processing facility. Initial grindability tests indicate the material is slightly softer than Ermitaño's mineralization, potentially enabling increased plant throughput.

During 2025, the drilling will explore for expansion of the Navidad/Winter mineralization from surface. The full extent of the gold and silver vein system is not yet known, and the potential to expand the mineralization remains open in several directions. Extensive infill resource definition drilling will also be completed primarily from new underground drilling stations within the Ermitaño mine.

Figure 2: Core Photography of the Winter Vein with High-Grade Gold and Silver Mineralization detected by XRF Analyzer.
Hole EW-24-373 Assay Results: 6.06 m at 5.64 g/t Au and 104 g/t Ag.

Figure 3: Core Photography of the Navidad Vein with High-Grade Gold and Silver Mineralization detected by XRF Analyzer.
Hole EW-24-372A Assay Results: 3.24 m at 13.06 g/t Au and 206 g/t Ag.

Figure 4:  Navidad Vein System Detail. Winter and Navidad veins. (A) Vertical Cross-Section of Navidad and Winter Veins looking East. (B) Plan View of Navidad and Winter Veins. (C) Long-Section looking Southeast. Full Projection.

Figure 5: Winter Vein Long Section Looking Northwest with Significant Intercepts.

Figure 6: Navidad Vein Long Section Looking Northwest with Significant Intercepts

Table 1:  Summary of Significant Gold and Silver Drill Hole Intercepts at Navidad

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EW-24-371	Winter Vein	Resource addition	874.40	879.15	4.30	5.12	43	479
EW-24-371	Include 1	Resource addition	875.95	876.55	0.54	17.80	130	1643
EW-24-371	Winter Vein	Resource addition	880.75	882.10	1.22	9.72	77	903
EW-24-372	Winter Vein	Resource addition	941.00	944.60	2.95	10.45	82	970
EW-24-372	Include 1	Resource addition	941.70	944.20	2.05	13.19	104	1225
EW-24-372-A	Winter Vein	Resource addition	941.35	946.35	4.83	8.60	77	808
EW-24-372-A	Include 1	Resource addition	942.60	943.45	0.82	12.90	126	1223
EW-24-372-A	Include 2	Resource addition	943.95	944.35	0.39	12.90	95	1192
EW-24-372-A	Include 3	Resource addition	945.90	946.35	0.43	21.50	140	1968
EW-24-372-A	Navidad Vein	Resource addition	1136.05	1139.40	3.24	13.06	206	1315
EW-24-372-A	Include 1	Resource addition	1136.05	1137.70	1.59	18.00	250	1780
EW-24-372-A	Include 2	Resource addition	1138.15	1138.80	0.63	14.40	271	1495
EW-24-373	Winter Vein	Resource addition	942.05	948.50	6.06	5.64	104	584
EW-24-373	Include 1	Resource addition	946.45	947.65	1.13	13.00	286	1391
EW-24-374	Navidad Vein 1	Resource addition	1021.10	1023.90	2.63	0.54	222	268
EW-24-374	Navidad Vein 2	Resource addition	1025.65	1026.80	1.08	1.32	83	195
EW-24-377	Winter Vein 1	Resource addition	948.25	951.60	3.30	7.09	125	728
EW-24-377	Vein	Resource addition	1068.45	1070.70	1.29	2.11	73	253
EW-24-377	Vein	Resource addition	1194.50	1195.85	1.33	2.04	100	274
EW-24-377	Navidad Vein 1	Resource addition	1199.15	1200.90	1.59	1.60	136	272
EW-24-377	Navidad Vein 2	Resource addition	1201.85	1203.50	1.50	0.99	61	145
EW-24-379	Vein	Resource addition	1073.45	1075.35	1.72	1.57	119	253
EW-24-379	Vein	Resource addition	1100.55	1101.80	1.02	2.97	13	265
EW-24-379	Navidad Vein	Resource addition	1115.35	1117.75	2.32	7.09	38	641
EW-24-379	Include 1	Resource addition	1115.35	1115.85	0.48	20.40	36	1770
EW-24-380	Vein	Resource addition	1018.95	1020.25	1.18	1.50	22	149
EW-24-380	Winter Vein	Resource addition	1026.50	1030.05	3.07	4.27	58	420
EW-24-380	Include 1	Resource addition	1026.85	1027.60	0.65	11.20	155	1107
EW-24-380	Navidad Vein	Resource addition	1182.10	1183.65	1.27	2.08	120	297
EW-24-381	Navidad Vein 1	Resource addition	1326.35	1328.15	1.69	0.92	129	206
EW-24-381	Navidad Vein 2	Resource addition	1329.90	1331.00	1.03	1.19	145	246
EW-24-382	Winter Vein	Resource addition	938.90	941.65	2.66	13.93	99	1283
EW-24-382	Include 1	Resource addition	939.55	941.65	2.03	15.97	112	1469
EW-24-382	Vein	Resource addition	1133.95	1135.10	1.08	2.52	8	222
EW-24-383	Vnlts	Resource addition	1072.20	1074.40	1.10	1.86	9	167
EW-24-383	Vnlts	Resource addition	1122.35	1124.00	1.26	0.32	462	489
EW-24-383	Vnlts	Resource addition	1137.30	1139.45	1.38	0.42	1064	1100
EW-24-383	Include 1	Resource addition	1138.40	1138.70	0.19	2.00	6369	6539
EW-24-384	Winter Vein	Resource addition	1030.50	1032.15	1.59	6.40	111	655
EW-24-384	Vein	Resource addition	1041.55	1042.75	1.04	5.62	47	524
EW-24-384	Vnlts	Resource addition	1244.65	1245.85	1.13	1.08	73	165
EW-24-384	Vnlts	Resource addition	1284.15	1285.90	1.64	1.52	109	238
EW-24-384	Navidad Vein 1	Resource addition	1290.55	1293.40	2.58	1.44	140	262
EW-24-384	Navidad Vein 2	Resource addition	1297.45	1299.10	1.35	2.90	354	601
EW-24-386	Vnlts	Resource addition	1091.00	1092.45	1.31	2.73	331	564
EW-24-386	Vein	Resource addition	1095.05	1097.45	1.01	1.52	175	305
EW-24-386	Navidad Vein	Resource addition	1100.35	1101.65	1.18	2.82	119	359
EW-24-386	Vnlts	Resource addition	1107.60	1109.40	1.56	0.95	94	175
EWUG-24-035	Winter Vein	Resource addition	578.70	584.90	5.62	2.89	50	296
EWUG-24-035	Vnlts	Resource addition	883.35	884.40	1.01	3.18	36	307
EWUG-24-035	Include 1	Resource addition	883.35	883.75	0.39	6.10	523	1042
EWUG-24-035	Navidad Vein	Resource addition	885.70	890.65	4.78	1.36	115	230
EWUG-24-035	Vein	Resource addition	900.30	902.55	1.95	1.71	175	321

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 85].
  From and To length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Gold and silver drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 145 g/t AgEq minimum grade (Cut-off-Grade, "COG"), and a minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >75g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

First Majestic's drilling programs follow established Quality Assurance, Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017). At SGS, gold is analyzed by 30g or 50g fire assay atomic absorption finish (GE-FAA30V5, GE-FAA50V5). Results above 10 g/t gold are analyzed by 30 g or 50g fire assay gravimetric finish (GO-FAG30V, GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 30g or 50g fire assay gravimetric finish (GO-FAG37V, GO-FAG57V).

Core samples from the Navidad and Winter deposits were subjected to bottle roll cyanidation tests at the SGS laboratory (ISO/IEC 17025:2017) under conditions replicating those of the Santa Elena Unit processing plant, including the 40 µm HIGmill product target. The methods used to analyze the products of these tests were GE_FAA3OV5, GE_AAS33E50, GL_AA582T.

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

Michael Deal, the Company's Vice President of Metallurgy and Innovation, and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release related to metallurgical testing.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
EW-24-371	582,914	3,319,502	916	154	-59	981	Core
EW-24-372	583,223	3,319,712	870	167	-59	1116	Core
EW-24-372-A	583,223	3,319,712	870	167	-59	1200	Core
EW-24-373	583,418	3,319,715	871	166	-59	1167	Core
EW-24-374	582,900	3,319,430	915	166	-61	1251	Core
EW-24-375	586,106	3,319,444	969	211	-66	813	Core
EW-24-376	583,101	3,319,903	886	164	-55	1500	Core
EW-24-377	583,418	3,319,714	871	169	-57	1287	Core
EW-24-378	583,217	3,319,698	870	168	-50	1272	Core
EW-24-379	582,983	3,319,624	898	152	-56	1206	Core
EW-24-380	583,232	3,319,766	877	166	-58	1394	Core
EW-24-381	583,142	3,319,925	883	161	-57	1379	Core
EW-24-382	583,223	3,319,711	870	166	-55	1368	Core
EW-24-383	583,216	3,319,699	870	169	-53	1378	Core
EW-24-384	583,100	3,319,903	886	170	-53	1392	Core
EW-24-385	582,542	3,319,139	873	153	-58	1326	Core
EW-24-386	582,982	3,319,623	898	158	-59	1193	Core
EWUG-24-035	583,638	3,319,413	603	178	-70	930	Core

Notes:

  Santa Elena: All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 13 (metres) as the reference system.